SADDLEBROOK RESORTS, INC.
5700 Saddlebrook Way
Wesley Chapel, FL 33543
July 22, 2008
VIA EDGAR
Mr. Jonathan Wiggins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Saddlebrook Resorts, Inc.
Item 4.01, Form 8-K/A, filed July 16, 2008
File number 002-65481
Dear Mr. Wiggins:
     In connection with our filing of the Form 8-K/A on July 16, 2008, we acknowledge the following: that we are responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Don Allen, V.P. & Treasurer